SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: December 19, 2007		Title:	General Counsel

December 19, 2007
MAXCOM TELECOMUNICACIONES ANNOUNCES AN EXTENSION OF
THE EXCHANGE OFFER FOR ITS 11% SENIOR NOTES DUE 2014
Mexico City, Mexico, December 19, 2007 (NYSE: MXT, BMV: MAXCOM.CPO) Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”), announced today that it has extended its offer, upon the terms and subject to the conditions set forth in the prospectus dated November 16, 2007 (as supplemented from time to time), to exchange an aggregate principal amount of $200 million of its 11% Senior Notes Due 2014 originally issued on December 20, 2006, January 10, 2007 and September 5, 2007 (collectively, the “Existing Notes”) for a like amount of 11% Senior Due 2014 which have been registered with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933.
The exchange offer will now expire on December 28, 2007 at 5:00 p.m., New York City Time, unless further extended by Maxcom. The exchange offer originally commenced on November 19, 2007 and was previously scheduled to expire on December 18, 2007 at 5:00 p.m., New York City time (the “original expiration date”). The extension of the exchange offer is intended to allow additional time for holders to tender their Existing Notes in the exchange offer.
The terms of the new senior notes to be issued in the exchange offer are substantially identical to the Existing Notes, except that the transfer restrictions and registration rights relating to the Existing Notes will not apply to the new senior notes. After consummation of the exchange offer, any Existing Notes not tendered will remain subject to existing transfer restrictions.
Approximately U.S.$11.3 million in aggregate principal amount (or 100%) of the outstanding 11% Senior Notes issued pursuant to Regulation 144A under CUSIP numbers 57773AAG7 and 57773AAH5 were tendered in the exchange offer as of the original expiration date. Approximately U.S.$188.2 million in aggregate principal amount of the outstanding Existing Notes issued pursuant to Regulation S under CUSIP numbers P6464EAE8 and P6464EAG3 (or 99.7%) were tendered in the exchange offer as of the original expiration date.
The exchange offer is being made only by means of a prospectus. Copies of the prospectus may be obtained from Deutsche Bank Trust Company Americas, who is acting as exchange agent, c/o DB Services Tennessee, Inc., Reorganization Unit, 648, Grassmere Park Road, Nashville, TN, 37211, telephone: (800) 735-7777. An effective registration statement (and related prospectus) is on file with the SEC and a copy of the registration statement (and related prospectus) is also available on the SEC’s website, www.sec.gov.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any Existing Notes or any other security, and shall not constitute an offer, solicitation or sale in any jurisdiction in which or to any persons to whom such offering, solicitation or sale would be unlawful.
The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV). The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes Mexico City, Mexico (52 55) 1163 1005 investor.relations@maxcom.com	Lucia Domville New York City, NY (646) 284-9416 ldomville@hfgcg.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.